China Xiangtai Food Co., Ltd.

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

September 14, 2018

Via E-Mail

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	China Xiangtai Food Co., Ltd.
Registration Statement on Form F-1 Submitted August 24, 2018 File No. 333-226990

Dear Sir/Madam:

We are in receipt of Staff’s comment on September 10, 2018 regarding the above referenced filing. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Registration Statement on Form F-1 Cover Page

1.	We note that you have granted the underwriter an over-subscription option. The use of an over-subscription option, however, is not appropriate in an offering being conducted on a best effort, minimum-maximum basis (i.e., it is used/appropriate only in offerings done on a firm commitment basis). Please revise accordingly.

RESPONSE: We note the Staff’s comment, and in response thereto and in accordance with the guidance provided by the Staff in our telecommunication on September 12, 2018, we would like to explain the mechanics of and reasons for the over-subscription allowance in this offering:

i.	The mechanics of the over-subscription

If the maximum offering amount ($15,000,000) is sold and the offering closed, for a period of 45 days after the closing date of the offering, the underwriter may still sell up to an additional 15% of the ordinary shares sold in the maximum offering on the same terms as the prior offering.

ii.	When and how it could be exercised

The over-subscription option can be exercised during a period of 45 days after the closing date of the maximum offering only. The underwriter will provide written notice to the issuer to exercise this option.

iii.	The over-subscription option complies with 15C2-4

Rule 15C2-4 states:

It shall constitute a “fraudulent, deceptive, or manipulative act or practice” as used in section 15(c)(2) of the Act, for any broker, dealer or municipal securities dealer participating in any distribution of securities, other than a firm-commitment underwriting, to accept any part of the sale price of any security being distributed unless:

(a) The money or other consideration received is promptly transmitted to the persons entitled thereto; or

(b) If the distribution is being made on an “all-or-none” basis, or on any other basis which contemplates that payment is not to be made to the person on whose behalf the distribution is being made until some further event or contingency occurs, (1) the money or other consideration received is promptly deposited in a separate bank account, as agent or trustee for the persons who have the beneficial interests therein, until the appropriate event or contingency has occurred, and then the funds are promptly transmitted or returned to the persons entitled thereto, or (2) all such funds are promptly transmitted to a bank which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when the appropriate event or contingency has occurred.

In this offering, the underwriting is not conducted on firm commitment, but rather on a “minimum/maximum” best effort basis. It falls under the exception (b) because the distribution is based on a contingency that the minimum offering amount is sold before the offering may close. If the minimum offering amount is not raised prior to 180 days from the effective date of the registration statement, unless extended by us for an additional 45 days, we will terminate the offering and promptly return all funds in the escrow account to the investors. Furthermore, the subscription proceeds will be held in an escrow account maintained by an agent/bank until closing conditions are met. Therefore, the offering meets (1) and (2) of (b) and thus complies with 15C2-4.

iv.	Why would the underwriter need this if they could just raise the maximum?

The over-subscription allowance allows that certain shares to be sold after the closing of the maximum offering. This is not available with just a minimum/maximum offering without an over-subscription allowance. It is uncertain whether any offering will be successful and it is all the more difficult to predict its demand after the initial offering has closed.

The over-allotment allowance feature provides the Company and its underwriter the flexibility to allow late subscribers to participate in the initial offering on the same terms as the initial offering without filing a new registration statement if demand for it exceeds expectations.

Finally, contrary to the Staff’s assertion, this over-subscription allowance is not at all unusual in an offering being conducted on a best efforts, minimum-maximum basis. Your kind attention is to drawn to some recently completed best-efforts, minimum-maximum IPOs, including SSLJ.com Ltd. (Registration Statement filed no. 333-221379 which went effective January 3, 2018) and Fuling Global Inc. (Registration Statement filed no. 333-205894 which went effective October 26, 2015).

Exhibits and Financial Statement Schedules, page 113

2.	We note that the exhibit index indicates that many exhibits were “previously filed.” Please note that you must file all exhibits previously submitted with your draft registration statement with your publicly filed F-1. Please include these exhibits in your next amendment.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have submitted all the exhibits that were previously filed in the amendment no.1 to the F-1.

Authorized Representative, page 116

3.	Please revise to include the signature of your authorized representative in the United States.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised to include the signature of the authorized representative in the United States.

We hope this response has addressed all of the Staff’s comment. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@ortolirosenstadt.com.

China Xiangtai Food Co., Ltd.

By:	/s/ Zeshu Dai
Name:	Zeshu Dai
Title:	Chief Executive Officer